SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 12b-25

Commission File Number: 000-26281

NOTIFICATION OF LATE FILING

(Check One):	☐	Form 10-K	☐	Form 20-F	☐	Form 11-K	☒	Form 10-Q

	☐	Form N-SAR	☐	Form N-CSR

For Period Ended: May 31, 2004

☐	Transition Report on Form 10-K	☐	Transition Report on Form 10-Q

☐	Transition Report on Form 20-F	☐	Transition Report on Form N-SAR

☐	Transition Report on Form 11-K

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I

REGISTRANT INFORMATION

Full name of registrant: Red Hat, Inc.

Former name if applicable:

Address of principal executive office (Street and number): 1801 Varsity Drive

City, state and zip code: Raleigh, North Carolina 27606

PART II

RULE 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III

NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

On July 13, 2004, the Registrant announced its intention to restate its audited financial results for the fiscal years ended February 29, 2004, February 28, 2003, and February 28, 2002, and its unaudited financial statements for the fiscal quarter ended May 31, 2004. The restatement is due entirely to the correction in the Registrant’s method of recognizing revenue for subscription agreements. Due to the Registrant’s recent efforts in connection with the announced restatement, the Registrant is unable to timely file its Form 10-Q for the fiscal quarter ended May 31, 2004 without unreasonable effort or expense. The Registrant currently anticipates filing its Form 10-Q for the quarter ended May 31, 2004 on or before July 19, 2004.

PART IV

OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification:

Michael R. Cunningham, General Counsel, 919-754-3700.

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☒  Yes    ☐  No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒  Yes    ☐  No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

On July 13, 2004 the Registrant announced that it has corrected the manner in which it recognizes revenues for certain of its subscription agreements and, as a result, will restate its audited financial statements for the fiscal years ended February 29, 2004, February 28, 2003, and February 28, 2002, and its unaudited financial statements for the fiscal quarter ended May 31, 2004.

The decision results from recent discussions between the Registrant and the Registrant’s independent auditors following the normal rotation of audit partners required by the accounting profession’s rotation rules. As a result of these discussions, the Registrant determined it would be appropriate to stop recognizing revenue for subscription agreements on a monthly basis - a method it has consistently applied for the last five years - and start recognizing revenue on a daily basis over the particular contract term.

The Registrant’s announced restatement is due entirely to a correction in the Registrant’s method of recognizing revenue for subscription agreements. The effect of using the new method is to defer a portion of the revenue that had been previously recognized in the month of commencement of a subscription to the month in which the subscription ends.

This correction in method has no effect on the amount of revenues that the Registrant will ultimately recognize from the subscriptions to the Registrant’s Red Hat Enterprise Linux product that the Registrant has sold over the last 24 months, nor does it affect the sequential quarterly growth in the number of subscriptions sold over the last two fiscal years or the increase in operating cash flows that has resulted from the increase in the number of new subscriptions sold over this period.

While the new accounting method is not expected to materially affect annual revenues and will not affect operating cash flows or the number of new subscriptions for any quarterly period, it is expected to result in a significant percentage differences in certain items such as quarterly operating profit and net income. The following is a summary of the estimated range of effects of the accounting change on the Registrant’s annual and quarterly historical results:

RED HAT, INC.

ESTIMATED RANGE OF EFFECTS OF ACCOUNTING CHANGE

ON RED HAT’S ANNUAL AND QUARTERLY RESULTS

(in thousands—except per share amounts)

	Quarter Ended
	May 31, 2004	May 31, 2004	May 31, 2004
	Reported	Restated High	Restated Low
Total revenue	$41,615	$41,700	$41,200
Gross profit	$33,160	$33,200	$32,800
Total operating expense	$28,259	$28,350	$28,300
Income (loss) from operations	$4,901	$4,850	$4,500
Net income (loss)	$10,674	$10,723	$10,273
Net income (loss) per share	$0.05	$0.05	$0.05
Weighted average shares outstanding	195,633	195,633	195,633

	Quarter Ended
	May 31, 2003	May 31, 2003	May 31, 2003
	Reported	Restated High	Restated Low
Total revenue	$27,182	$26,100	$25,600
Gross profit	$18,430	$17,900	$17,700
Total operating expense	$19,492	$19,300	$19,250
Income (loss) from operations	$(1,062)	$(1,400)	$(1,550)
Net income (loss)	$1,519	$1,063	$913
Net income (loss) per share	$0.01	$0.01	$0.01
Weighted average shares outstanding	180,671	180,671	180,671

	Quarter Ended
	Aug 31, 2003	Aug 31, 2003	Aug 31, 2003
	Reported	Restated High	Restated Low
Total revenue	$28,849	$29,100	$28,600
Gross profit	$20,868	$21,150	$20,800
Total operating expense	$20,628	$20,650	$20,550
Income (loss) from operations	$240	$500	$250
Net income (loss)	$3,337	$3,597	$3,347
Net income (loss) per share	$0.02	$0.02	$0.02
Weighted average shares outstanding	182,377	182,377	182,377

	Quarter Ended
	Nov 30, 2003	Nov 30, 2003	Nov 30, 2003
	Reported	Restated High	Restated Low
Total revenue	$33,088	$32,800	$32,300
Gross profit	$23,976	$24,250	$23,900
Total operating expense	$22,476	$22,500	$22,400
Income (loss) from operations	$1,500	$1,750	$1,500
Net income (loss)	$4,145	$4,395	$4,145
Net income (loss) per share	$0.02	$0.02	$0.02
Weighted average shares outstanding	184,210	184,210	184,210

	Quarter Ended
	Feb 29, 2004	Feb 29, 2004	Feb 29, 2004
	Reported	Restated High	Restated Low
Total revenue	$36,965	$36,800	$36,300
Gross profit	$27,941	$27,500	$27,150
Total operating expense	$25,407	$25,500	$25,450
Income (loss) from operations	$2,534	$2,000	$1,700
Net income (loss)	$4,997	$4,463	$4,163
Net income (loss) per share	$0.03	$0.02	$0.02
Weighted average shares outstanding	191,641	191,641	191,641

	Fiscal Year 2004
	Feb 29, 2004	Feb 29, 2004	Feb 29, 2004
	Reported	Restated High	Restated Low
Total revenue	$126,084	$124,800	$123,800
Gross profit	$91,215	$90,800	$90,300
Total operating expense	$88,003	$87,900	$87,800
Income (loss) from operations	$3,212	$2,900	$2,500
Net income (loss)	$13,998	$13,686	$13,286
Net income (loss) per share	$0.08	$0.07	$0.07
Weighted average shares outstanding	182,913	182,913	182,913

RED HAT, INC.

ESTIMATED RANGE OF EFFECTS OF ACCOUNTING CHANGE

ON RED HAT’S ANNUAL AND QUARTERLY RESULTS

(in thousands—except per share amounts)

	Quarter Ended
	May 31, 2002	May 31, 2002	May 31, 2002
	Reported	Restated High	Restated Low
Total revenue	$19,522	$19,350	$19,050
Gross profit	$12,253	$12,100	$11,800
Total operating expense	$19,466	$19,500	$19,400
Income (loss) from operations	$(7,213)	$(7,400)	$(7,600)
Net income (loss)	$(4,588)	$(4,775)	$(4,975)
Net income (loss) per share	($0.03)	($0.03)	($0.03)
Weighted average shares outstanding	169,826	169,826	169,826

	Quarter Ended
	Aug 31, 2002	Aug 31, 2002	Aug 31, 2002
	Reported	Restated High	Restated Low
Total revenue	$21,234	$21,400	$21,100
Gross profit	$13,615	$13,900	$13,600
Total operating expense	$18,313	$18,400	$18,300
Income (loss) from operations	$(4,698)	$(4,500)	$(4,700)
Net income (loss)	$(1,951)	$(1,753)	$(1,953)
Net income (loss) per share	($0.01)	($0.01)	($0.01)
Weighted average shares outstanding	169,977	169,977	169,977

	Quarter Ended
	Nov 30, 2002	Nov 30, 2002	Nov 30, 2002
	Reported	Restated High	Restated Low
Total revenue	$24,278	$23,550	$23,250
Gross profit	$16,090	$15,400	$15,100
Total operating expense	$18,984	$18,950	$18,900
Income (loss) from operations	$(2,894)	$(3,550)	$(3,800)
Net income (loss)	$214	$(442)	$(692)
Net income (loss) per share	$0.00	$0.00	$0.00
Weighted average shares outstanding	178,268	178,268	178,268

	Quarter Ended
	Feb 28, 2003	Feb 28, 2003	Feb 28, 2003
	Reported	Restated High	Restated Low
Total revenue	$25,891	$26,000	$25,700
Gross profit	$17,503	$17,700	$17,500
Total operating expense	$19,861	$19,950	$19,900
Income (loss) from operations	$(2,358)	$(2,250)	$(2,400)
Net income (loss)	$(273)	$(165)	$(315)
Net income (loss) per share	$0.00	$0.00	$0.00
Weighted average shares outstanding	170,656	170,656	170,656

	Fiscal Year 2003
	Feb 28, 2003	Feb 28, 2003	Feb 28, 2003
	Reported	Restated High	Restated Low
Total revenue	$90,926	$90,300	$89,700
Gross profit	$59,464	$59,100	$58,900
Total operating expense	$76,628	$76,700	$76,600
Income (loss) from operations	$(17,164)	$(17,600)	$(17,700)
Net income (loss)	$(6,599)	$(6,935)	$(7,235)
Net income (loss) per share	($0.04)	($0.04)	($0.04)
Weighted average shares outstanding	170,158	170,158	170,158

	Fiscal Year 2002
	Feb 28, 2002	Feb 28, 2002	Feb 28, 2002
	Reported	Restated High	Restated Low
Total revenue	$78,910	$78,900	$78,300
Gross profit	$50,395	$50,500	$49,700
Total operating expense	$185,444	$185,500	$185,400
Income (loss) from operations	$(135,049)	$(135,000)	$(135,700)
Net income (loss)	$(140,216)	$(140,150)	$(140,500)
Net income (loss) per share	($0.83)	($0.83)	($0.83)
Weighted average shares outstanding	169,451	69,451	169,451

Note: As a result of the above restatements, the Registrant’s accumulated deficit at each balance sheet date is expected to increase by an amount equal to the cumulative change in net income (loss). The Registrant’s deferred revenue is expected to increase by an amount equal to the revenues which are being deferred. Certain other balance sheet accounts such as inventory and other assets are also expected to be affected.

The Registrant recognized revenues, prior to the correction, using a method that resulted in revenue recognition as if the subscription commenced on the first day of the month in which the subscription was sold. For example, the Registrant would have recognized one-twelfth of the revenue of a twelve-month subscription in the calendar month during which the subscription commenced, and the remaining subscription revenue over the next eleven calendar months.

On June 16, 2004, the Registrant’s independent auditors informed the Registrant that it should consider recognizing revenue from a subscription over the term of the subscription (for example, the number of days in the subscription period), which ultimately resulted in the Registrant deciding to change to this method. The resulting change in method will now mean that the Registrant will begin to recognize revenue on the date of commencement of a subscription and ratably over the remaining term of the subscription. The effect of the Registrant’s decision is to defer a portion of the subscription revenues that would have been recognized in the month of the commencement of the subscription to the last month of the subscription term.

The Registrant is currently not aware of any other adjustments that will be required to its historical financial statements in addition to those reflected in the estimates above. It is possible, however, that other items may be identified in the process of restating the Registrant’s financial statements. In addition, the Registrant is in the process of responding to prior comments and questions from the SEC regarding its Annual Report on Form 10-K. Although the Registrant does not anticipate that the review by the Staff will result in any material changes to previously reported financial results, the Registrant cannot provide assurances that such changes will not be required.

Any statements in this filing about future expectations, plans and prospects for the Registrant, including statements about the estimated effects of the Registrant’s restatements, future operating or financial results, the outcome of any review and other statements containing the words “believes,” “anticipates,” “plans,” “expects,” “will,” and similar expressions, constitute forward-looking statements within the meaning of The Private Securities Litigation Reform Act of 1995. Actual results may differ materially from those indicated by such forward-looking statements as a result of various important factors, including: the factors discussed in our most recent annual report filed with the SEC (a copy of which may be accessed through the SEC’s website at http://www.sec.gov), reliance upon strategic relationships, management of growth, the possibility of undetected software errors, the risks of economic downturns generally, and in the Registrant’s industry specifically, the risks associated with competition and competitive pricing pressures, the viability of the Internet, and the possibility that (i) the Registrant, its independent auditors and/or the SEC may identify in the course of any review or otherwise additional items that materially and adversely affect the Registrant’s financial results and (ii) the Registrant, its independent auditors and/or the SEC may identify errors in or corrections to the estimates of the effects of the restatements on the Registrant’s financial results. In addition, the forward-looking statements included in this filing represent the Registrant’s views as of July 13, 2004, and these views could change. However, while the Registrant may elect to update these forward-looking statements at some point in the future, the Registrant specifically disclaims any obligation to do so. These forward-looking statements should not be relied upon as representing the Registrant’s views as of any date subsequent to July 13, 2004.

Red Hat, Inc.

(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: July 13, 2004	By:	/s/ Michael R. Cunningham
	Name:	Michael R. Cunningham
	Title:	General Counsel